Exhibit 99.1

High Tide Continues to Expand U.S. E-Commerce Presence Through Acquisition of Daily High Club

  High Tide adds another top e-commerce platform to its portfolio which will now include 3 out of the top 5 most popular e-commerce platforms for consumption accessories globally totaling 91 million site visits in 2020, including 23 million associated with Daily High Club alone.1
  High Tide gains access to Daily High Club's over 15,000 subscription box members who are ideal customers for High Tide to potentially launch cannabis subscription boxes in the event of U.S. federal legalization.
  High Tide bolsters its online presence, by gaining access to Daily High Club's almost 800,000 followers on Instagram and over 75,000 followers on TikTok.
  With over one million accessories sold under the Daily High Club name, High Tide adds a company to its portfolio with proven brand equity.
  Transaction is immediately accretive as Daily High Club generated US$9.4 million in net revenue and US$1.2 million in EBITDA during the 12 months ended April 2021.
  Pro forma for the acquisition, High Tide's revenue run rate in the U.S. exceeds CAD$50 million.

CALGARY, AB, June 25, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it is taking another step towards solidifying itself as the leader within the U.S. e-commerce marketplace for consumption accessories by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide USA Inc., a wholly-owned U.S. subsidiary of the Company, will acquire 100% of the issued and outstanding shares of DHC Supply LLC (the "Transaction") operating as Daily High Club ("Daily High Club").

High Tide Inc. - June 25, 2021 (CNW Group/High Tide Inc.)

"In alignment with our intention to become a dominant player in the U.S. e-commerce marketplace through a combination of organic growth and accretive acquisitions, specifically targeting businesses with strong brand loyalty, I am thrilled to announce the acquisition of Daily High Club," said Raj Grover, President and Chief Executive Officer of High Tide. "Daily High Club stood out to us because it is an increasingly popular consumption accessories online retailer, with a rapidly growing subscription box model which can easily be tailored to include cannabis products in the event of U.S. federal legalization. This subscription box model is complementary to our existing accessories e-commerce portfolio, and as such creates numerous opportunities for potential synergies. It's my pleasure to welcome Harrison and the DHC team into our High Tide family," added Mr. Grover.

"I am extremely excited to be joining the High Tide team and see a huge opportunity to boost High Tide's brands the same way we built our loyal following for Daily High Club," said Harrison Baum, Founder and Chief Executive Officer of Daily High Club. "Daily High Club's social media dominance, coupled with High Tide's vast manufacturing capabilities and mature e-commerce platforms should yield meaningful synergies. I could not be more thrilled to be part of the High Tide family," added Mr. Baum.

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[1] As of June 21st, 2021, based on analytics data provided by Alexa Internet, Inc. related to Grasscity, SmokeCartel and Daily High Club. Traffic data provided by Google Analytics.

Strategic Highlights

With over 10 years of experience in the cannabis accessory sector, including through our subsidiaries Grasscity and Smoke Cartel, High Tide is constantly exploring opportunities to further increase its share in the growing consumption accessories market. Daily High Club's consumption accessories subscription box model, with over 15,000 and growing active monthly subscribers, allows the Company to ensure this Transaction will be immediately accretive through cross-selling opportunities, and offering subscription box memberships across its other e-commerce platforms, including Grasscity.com and Smokecartel.com. Although currently operating in the hemp-derived CBD and consumption accessory space, High Tide intends to expand its cannabis retail network into the U.S. in the event of federal legalization, through cannabis subscription boxes, mature e-commerce sites and bricks and mortar locations.

Transaction Details

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing, is expected to close around the end of June 2021. Pursuant to the terms of the Transaction, High Tide USA Inc. ("Subco"), a Nevada corporation and a wholly-owned subsidiary of High Tide, will acquire 100% of the issued and outstanding shares of Daily High Club.

Total consideration to Daily High Club shareholders will be US$10 million and Daily High Club is expected to have approximately US$0.8 million of cash on closing. The consideration will be comprised of: (i) US$6.75 Million (the "Share Consideration") in common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on Nasdaq for the 10 consecutive trading days preceding the closing of the Transaction ("Closing"); and (ii) US$3.25 million in cash (collectively with the Share Consideration, the "Consideration").

In connection with the Transaction, High Tide is excited to announce that Harrison Baum will be joining the High Tide team on Closing as Director of Digital Marketing to oversee all social media initiatives for High Tide globally.

The Transaction has been unanimously approved by the board of directors/managers of each of High Tide and Daily High Club. The High Tide Shares issued pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.  In addition, shares having a value of 25% will be held in escrow to insure certain indemnification obligations if claims arise.

ABOUT DHC SUPPLY LLC

With over one million consumption accessories sold and over 15,000 subscribers, Daily High Club is one of the leading online retailers of glass water pipes, vaporizers, and other in demand consumption accessories. Daily High Club provides a marketplace with a wide variety of high-quality products and subscription boxes. Daily High Club has an active social media presence with numerous influencer and celebrity endorsements including deals with Tommy Chong, Chanel West Coast and more. Daily High Club boasts over 800,000 followers on Instagram and 75,000 followers on TikTok. The company's website at www.dailyhighclub.com offers an engaging and fun shopping experience.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA,2 with 87 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com and Smokecartel.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (Nasdaq:TLRY) and Aurora Cannabis Inc. (TSX:ACB) (Nasdaq:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[2] Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide's intention and ability to complete the Transaction on the terms and conditions set out in the Acquisition Agreement; the potential effects of the Transaction on the business of High Tide, including the expectation that the Transaction will position High Tide to begin online cannabis sales in the United States should federal legalization occur in the United States; statements regarding the sale of DHC's products on High Tide's existing U.S. e-commerce platforms and the potential sale on its Canadian platforms; statements relating to High Tide's ability to offer DHC subscriptions across it's e-commerce platforms; and receipt of all requisite regulatory approval, including from the TSXV. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide (ii) High Tide's financial condition and development plans do not change as a result of unforeseen events, (iii) there will continue to be a demand, and market opportunity, for High Tide's product offerings, (iv) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: High Tide Inc., Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-JUN-21